

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2022

James Foster
Chief Executive Officer
Virax Biolabs Group Limited
30 Broadwick Street
London, UK W1F 8LX

      Re: Virax Biolabs Group Limited
          Amendment No. 1 to Registration Statement on Form F-1
          Filed April 25, 2022
          No. 333-263694

Dear Mr. Foster:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2022 letter.

Amendment No. 1 to Form F-1 filed April 25, 2022

Cover page

1.   We note your response to prior comment 5 and your disclosure that you conduct a "substantial majority" of your operations through operating entities established in Singapore and the British Virgin Islands. Please revise this disclosure to clarify that you are referring to sales and trading activities. In this regard, we note your disclosure on page 2 that your Chinese subsidiary Shangai Xitu Consulting Co., Limited is primarily engaged in procurement, that you predominantly rely on key third-party suppliers in China and Hong Kong for product manufacturing and utilize a third-party logistics company in Hong Kong for distribution of your products.

Conventions that apply to this prospectus, page ii

2. Please revise the definition of "PRC" or "China" to include Hong Kong and Macau.

Government Regulations and Approvals for this Offering, page 7

3. We note your response to prior comment 8. Please revise this disclosure to explicitly address the consequences to you and your investors if you or your subsidiaries inadvertently conclude that such permissions or approvals are not required.

Exhibits

4. We note your response to prior comment 18. Please revise Exhibit 5.1 to address the legality of the ordinary shares underlying the Underwriter's Warrants. In this regard, we note the opinion provided in Exhibit 5.2 opines that the ordinary shares underlying the Underwriter's Warrants have been "duly authorized" and "will be legally binding obligations of the Company...." Refer to Item 601(b)(5) of Regulation S-K and Staff Legal Bulletin No. 19, Section II.B.1.

You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Lawrence Venick, Esq.